UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 February 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT to delist from the London Stock Exchange and the Frankfurt Stock Exchange, 20 February 2006

TNT N.V. - Buyback of ordinary shares, 20 February 2006

TNT Logistics Benelux is OHSAS 18001 and ISO 14001: 2004 certified; festive issue of certificates by Lloyds, 20 February 2006

TNT N.V. - Buyback of ordinary shares, 21 February 2006

TNT N.V. - Buyback of ordinary shares – correction, 21 February 2006

20 February 2006

TNT to delist from the London Stock Exchange and the Frankfurt Stock Exchange

TNT N.V. (TNT, TP), global provider of mail, express and logistics services today announced it intends to delist from the London and Frankfurt stock exchanges. The costs for these listings are not justified by the low trading volume in TNT shares at both stock exchanges.

The expected date for the cancellation of the listing on the London Stock Exchange will be on or about 21 March 2006 and for the Frankfurt Stock Exchange before the end of May 2006. TNT shares will remain listed at Euronext Amsterdam N.V. and the New York Stock Exchange.

20 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On February 17, 2006, it purchased 256,000 TNT N.V. ordinary shares at an average price of euro 27.9715 per share.

It is TNT's intention to cancel the repurchased shares.

20 February 2006

TNT Logistics Benelux is OHSAS 18001 and ISO 14001: 2004 certified; festive issue of certificates by Lloyds

Unique achievement by TNT Logistics Benelux: first company in the logistics and transport sector that now holds a full combination of certifications

Besides ISO 9001 (quality) and Investors in People (HR), TNT Logistics Benelux now also holds the OHSAS 18001 (health & safety) and the ISO 14001: 2004 certificates.

The last 2 certificates were issued by Lloyds during a celebration with the project team on February 16.

"The spin-off of these accreditations is twofold: to our customers as well as to our employees", says Onno Meij, managing Director of TNT Logistics Benelux.

"Our employees are more motivated because they work in a safe and well-organized working environment. Equally important is the signal we give to our clients and the society by showing that our services are performed in the safest, qualitative and sustainable way possible."

Continuous improvement

Of course the accreditations for ISO, OHSAS and Investors in People are not the final goal for TNT Logistics Benelux. "Continuous improvement is a key element in our business approach, just as the day-to-day focus on keeping our customers happy and the passion that we have in finding innovative logistical solutions for them.

All our stakeholders profit from this and the accreditations form the ideal base structure", concludes Onno Meij.

21 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On February 20, 2006, it purchased 155,000 TNT N.V. ordinary shares at an average price of euro 27.1957 per share.

It is TNT's intention to cancel the repurchased shares.

21 February 2006

TNT N.V. - Buyback of ordinary shares - correction

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

- On February 20 2006, the average price was not, as indicated in today's press release, euro 27.1957 but euro 28.1957.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 21 February 2006